Post- treatment Pre- treatment FY 2025 Full Year Results Presentation February 20, 2026 ASX: TLX | NASDAQ: TLX 18F-FET scan published in EJNMMI showing a patient with recurrent glioblastoma (GBM) who experienced a near-complete response following treatment with TLX101-Tx (Iodofalan (¹³¹I), [¹³¹I]IPA), Telix's investigational LAT1-targeted therapy. Patient representative scans, individual results may vary.

Presenters Dr. Christian Behrenbruch Managing Director and Group CEO Darren Smith Group Chief Financial Officer Kyahn Williamson SVP Investor Relations and Corporate Communications Kevin Richardson CEO, Telix Precision Medicine Agenda Group CEO remarks1 Therapeutics highlights 2 Financial update 3 Precision Medicine update 4 Q&A 2 5

This presentation should be read together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. The information contained in this presentation is not intended to be an offer for subscription, invitation or recommendation with respect to shares of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation. This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including the planned NDA resubmission for TLX101-Px and the planned BLA resubmission for TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements. This presentation also contains estimates and other statistical data made by independent parties and by Telix relating to market size and other data about its industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of Telix’s future performance and the future performance of the markets in which it operates are necessarily subject to a high degree of uncertainty and risk. Use of Non-IFRS Measures. Telix’s results are reported under International Financial Reporting Standards (IFRS). This announcement includes various non-IFRS financial information to reflect its underlying performance, which have not been subject to audit or review. These non-IFRS measures include Adjusted EBITDA, which represents net earnings attributable to the Group excluding finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other income and expenses. As required by SEC rules, we have provided reconciliations of these non-IFRS financial measures to the most directly comparable IFRS measures, which for Adjusted EBITDA, is Profit/(loss) before income tax. The Group believes that these non-IFRS measures, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally. The non-IFRS measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures. Telix’s first generation PSMA-PET imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved in multiple markets globally. Gozellix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection) has been approved by the U.S. FDA. Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (99mTc) besilesomab (marketed under the brand name Scintimun®) is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the EEA. Registrations vary country to country. Refer to your local approved label or regulatory authority status for full information. No other Telix drug or device has received marketing authorization in any jurisdiction. Any other Telix drug or device that is discussed in this presentation, including Zircaix and Pixclara, is investigational or under development and not approved by any regulatory authority. The efficacy or safety profile of any unapproved drug or device has not been determined by any regulatory authority. In addition, Zircaix and Pixclara brand names and launch are subject to final regulatory approval. All trademarks and trade names referenced in this presentation are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of their respective owners. For convenience, trademarks and trade names may appear without the ® or symbols. Such omissions are not intended to indicate any waiver of rights by Telix or the respective owners. Trademark registration status may vary from country to country. Telix does not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited. All rights reserved. 3 Forward looking statement

CEO remarks Dr. Christian Behrenbruch Managing Director and Group CEO

Five pillars underpinning our global leadership in radiopharma 5 High value therapeutics pipeline Vertically integrated manufacturing and supply chain Specialist commercial organization Integrated Theranostic Approach See It. Treat It. R&D platform for new molecular entities Precision Medicine portfolio

Strong commercial execution YoY revenue growth 1. Since acquisition close as of January 28, 2025. 2. Inter-segment revenue is eliminated on consolidation. 2022 2023 2024 2025 107 333 517 804 Group revenue US$M CAGR (2022-2025): 96% • $804M revenues for FY 2025, up 56% YoY – meeting increased guidance range • Precision Medicine revenue of $622M, up 22% YoY driven by strong commercial execution • Diversified revenue streams through RLS Radiopharmacies - $170M reported revenue1, plus $68M inter-segment revenue2 from Illuccix and Gozellix sales 56% 6

Our performance in 20251 7 Strong top-line growth, underlying profitability and cash generation • Group revenue $804M up 56% YoY, meeting increased guidance • Precision Medicine revenue up 22% YoY • Group EBITDA $40M, positive cash balance of $142M Pipeline: Four assets in pivotal / Ph3 trials Enabling investments that will drive value creation Over $500M investment across R&D, commercial infrastructure and strategic investments has delivered: Commercial: Increased market share driven by our multi-product strategy2 Infrastructure and global supply chain Platform for continued growthHigh-value clinical research Enhancing our commercial offering 1. All figures throughout presentation provided in USD. 2. Gozellix currently only approved and available in the U.S.

2026 Strategic priorities

Strategic prioritization of capital and resources to deliver on near-term milestones

1 Continue commercial growth

- **Grow Illuccix and Gozellix** in the U.S., expand Illuccix globally illuccix®
(kit for the preparation of gallium Ga 68 gozetotide Injection)

Gozellix
kit for the preparation of gallium Ga 68 gozetotide injection

2 Launch new products

- **Pixclara**[1] (U.S.), **Pixlumi**[1] in Europe and **Zircaix**[1] (U.S.)

Pixclara
(floretyrosine F 18)

Zircaix
(zirconium Zr 89 girentuximab senvedoxam-crdi)

3 Advance five high-value clinical programs

- **TLX591-Tx:** ProstACT Global (Phase 3) for mCRPC
- **TLX101-Tx:** IPAX BrIGHT (Phase 2/3) for recurrent GBM
- **TLX250-Tx:** LUTEON[2] (Phase 2/3) for ccRCC
- **TLX090-Tx:** SOLACE (Phase 1b) for metastatic bone pain
- **BiPASS™**: ^{68}Ga-PSMA-11 PET for initial diagnosis of prostate cancer

Deliver FY 2026 revenue guidance of $950M - $970M

Telix

mCRPC = metastatic Castration-Resistant Prostate Cancer, GBM = Glioblastoma, ccRCC = clear cell Renal Cell Carcinoma.

1. Launch and brand names subject to final regulatory approval. Zircaix (TLX250-Px, ccRCC imaging), Pixclara and Pixlumi (TLX101-Px, glioma imaging).
2. Phase 3 study in Australia, phase 2a study in US/EU.

8

Financial update Darren Smith Chief Financial Officer, CFO

2025 Key financial metrics Disciplined approach to investment and cost control while positioning for growth 1. Zircaix brand name subject to final regulatory approval. 2. This expense arises from commercial inventory produced in anticipation of Zircaix approval and will be reversed upon FDA approval if received. Group revenue up 56% $804M ($517M 2024) R&D investment in line with guidance SG&A reduced as % of revenue $193M Includes investment for new product launches Precision Medicine EBITDA $216M ($174M 2024) Positive cash balance $142M In a year of significant investment in M&A $157M $157M in product development and Zircaix1 pre- commercial inventory of additional $14M expensed to R&D2 Group adj. EBITDA $40M ($67M 2024) Precision Medicine revenue up 22% $622M ($509M 2024) 10

2025 Key financial metrics RLS $170M Precision Medicine $622M 3rd Party Revenue $12M Revenue $804M R&D product development $157M Zircaix commercial inventory $14M Cost of sales (Precision Medicine) $223M Telix at a glance Other gains/losses $12M $170M $30M $223M $96M $45M Gross profit $426M Operating profit $30M Cost of sales (RLS) $154M R&D $171M General admin $96M Manufacturing & distribution $45M Selling & marketing $97M Net finance costs (non-cash) $27M Net finance costs (cash) $8M Tax expense $2M Net loss after tax ($7M) 11

FY 2025 Income statement (Group)

EBITDA of $40M after funding future growth opportunities

- **Revenue growth of 56% YoY** driven by 22% growth in imaging portfolio
- **Gross profit grew 27% YoY**
- **Group gross margin (GM)** of **53%,** consistent with H1 2025 following RLS acquisition. Precision Medicine GM steady at 64%
- **R&D investment on plan** and in line with FY 2025 guidance[1]
- **G&A reduced**[2] driven by scale efficiencies

	2025 US$M	% of revenue	2024 US$M	% of revenue	YoY change
Revenue	803.8		516.6		56%
Cost of sales, consisting of:	(377.4)		(180.4)		109%
Gross profit	**426.4**	**53%**	**336.2**	**65%**	**27%**
Research and development (R&D)	(171.2)	(21)%	(127.9)	(25)%	34%
Selling and marketing (S&M)	(96.8)	(12)%	(56.0)	(11)%	73%
Manufacturing and distribution (M&D)	(44.6)	(6)%	(16.7)	(3)%	168%
General and administrative (G&A)	(95.7)	(12)%	(85.3)	(17)%	12%
Other gains (net)	11.7	1%	4.9	1%	140%
Operating profit	**29.8**	**4%**	**55.2**	**11%**	**(46%)**
Finance income	5.8	1%	7.2		(19%)
Finance costs	(40.9)	(5)%	(24.4)	(5)%	67%
(Loss)/profit before tax	**(5.3)**	**(1)%**	**38.0**	**7%**	**(114%)**
Adjusted EBITDA	**39.5**	**5%**	**66.9**	**13%**	**(41%)**

Telix

1. Inclusive of Zircaix inventory of $14M classified as R&D expense.
2. As a % of revenue.

12

Precision Medicine: A highly cash-generative business

22% YoY growth in revenues driving earnings, funding R&D

- **22% growth in revenue** to **$622M,** driven by Illuccix and successful launch of Gozellix
- **28% growth in operating profit** to **$210M**
- **24% growth in adj. EBITDA** to **$216M**
- **64% gross margin,** reflecting continued operational and pricing discipline
- **S&M investment** includes Gozellix launch, international expansion of Illuccix and preparation for Pixclara and Zircaix[1] U.S. launches

	2025 US$M	% of revenue	2024 US$M	% of revenue	YoY change
Revenue	621.9		508.5		**22%**
Cost of sales	(222.7)		(178.3)		25%
Gross profit	**399.2**	**64%**	**330.2**	**65%**	**21%**
Research and development (R&D)	(71.2)	(11)%	(71.6)	(14)%	(1%)
Selling and marketing (S&M)	(82.4)	(13)%	(55.4)	(11)%	49%
Manufacturing and distribution (M&D)	(10.3)	(2)%	(5.3)	(1)%	94%
General and administrative (G&A)	(22.3)	(4)%	(27.8)	(5)%	(20%)
Other losses (net)	(3.6)	(1)%	(6.0)	(1)%	(40%)
Operating profit	**209.5**	**34%**	**164.1**	**32%**	**28%**
Add back: Other losses (net)	3.6	1%	6.0	1%	
Add back: Dep. and amortization	3.3	1%	3.7	1%	
Adjusted EBITDA	**216.4**	**35%**	**173.8**	**34%**	**24%**

Telix Precision Medicine

1. Launch and brand names subject to final regulatory approval. Zircaix (TLX250-Px, ccRCC imaging), Pixclara (TLX101-Px, glioma imaging).

13

RLS (Manufacturing and supply chain U.S.)1 • RLS-generated revenue of $238M includes $68M for Illuccix and Gozellix • Positive adj. EBITDA signals improving performance of RLS TMS (excl. RLS)2 • Facilitates global clinical and commercial supply • Demonstrating cost control with expenditure consistent with first half Telix Manufacturing Solutions (TMS) 2025 % of revenue 2024 RLS1 Excl. RLS US$M US$M Revenue 238.4 6.7 245.1 1.8 Cost of sales (220.0) (2.9) (222.9) (2.1) Gross profit 18.4 3.8 22.2 9% (0.3) Research and Development (R&D) (1.3) (4.5) (5.8) (2)% (0.4) Sales and Marketing (S&M) (12.9) (0.1) (13.0) (5)% (0.5) Manufacturing & distribution (M&D) (9.8) (20.2) (30.0) (12)% (11.4) General and Administrative (G&A) (7.3) (4.7) (12.0) (5)% (4.0) Other gains (net) 7.0 7.7 14.7 6% 0.1 Operating expenses (24.3) (21.8) (46.1) (19)% (16.2) Operating loss (5.9) (18.0) (23.9) (11)% (16.5) Add back: Dep, amortization & other gains/(losses) (net) 7.1 (4.9) 2.2 1% 0.8 Adjusted EBITDA 1.2 (22.9) (21.7) (9)% (15.7) 1. Since acquisition close as of Jan 28, 2025, includes intersegment revenues. 2. Includes IsoTherapeutics, ARTMS, TMS Brussels South, Yokohama, Sacramento and North Melbourne. Invested in manufacturing and supply chain to scale up operations 14

Robust underlying cash generation Funding investment across the business 1. Final contingent consideration payment to Advanced Nuclear Medicine Ingredients (ANMI), the developer of the underlying Illuccix technology. The final payment of $51.8 million comprising the option payment and third and final annual variable payment was made in July 2025 and is reflected in the cash flows for H2 2025, included in the Company’s full year financial results. Our financial strategy is to optimize commercial performance to self-fund R&D investment 440 142 206 171 52 281 0 100 200 300 400 500 600 700 Cash balance (Jan 1, 2025) Cash from operations R&D investment Final contingent consideration payment Illucix Investing, financing activity and FX Cash balance (Dec 31, 2025) 1 Inflow Outflow Cash flow statement US$M Operating cash flow Strategic investments 15

Therapeutics, fueling our next phase of growth Our revenue generation has enabled self-funded R&D innovation • Plan to maintain R&D investment as a consistent percentage of revenue (mid-20% range) • FY 2026 R&D guidance range of $200M - $240M • R&D investment increasingly weighted to therapeutics, 2026 focus on advancing four key trials (prostate, kidney, brain and bone pain) • Precision medicine investment advancing next- generation formulations and label expansion (e.g. BiPASSTM Phase 3 study) Revenue R&D (% of rev) R&D investment MUS$M R&D investment relatively consistent as a % of revenue R&D Therapeutics R&D Precision Medicine 16 950M to 970M 40% 60% 200M to 240M 1. $157M in product development and Zircaix pre-commercial inventory of additional $14M expensed to R&D. This expense arises from commercial inventory produced in anticipation of Zircaix approval and will be reversed upon FDA approval if received. 1

Disciplined capital allocation

Investment in R&D

$157M in product development

- **Advanced three late-stage therapeutics assets** (TLX591-Tx, TLX101-Tx, TLX250-Tx)
- **Advanced TLX090-Tx**
- **Advanced BiPASS**, ^{68}Ga-PSMA-11 PET for initial diagnosis of PCa[1]

Commercial performance optimization

$97M Commercial infrastructure investment

- Built **best-in-class** commercial capabilities
- **Expanded international presence** by launching Illuccix in 17 countries
- **Launched Gozellix** (U.S.)
- Preparing launches for Zircaix[2] and Pixclara[2]

Strategic external growth opportunities

$281M across three strategic transactions[3]

- RLS Radiopharmacies
- ImaginAb (Telix Targeting Technologies)
- Acquisition of TLX400-Tx, FAPi with pan-cancer potential

Supply chain resilience and production capacity

Expanded our manufacturing and supply chain capabilities

- **U.S.** through the acquisition of RLS
- **Japan**, opened new site
- **Belgium**, upgraded our manufacturing facilities
- **Australia,** R&D and clinical development

Investments aligned to our strategy

Telix

1. Combination of magnetic resonance imaging (MRI) and Gozellix and Illucix to diagnose prostate cancer.
2. Launch and brand names subject to final regulatory approval. Zircaix (TLX250-Px, ccRCC imaging), Pixclara (TLX101-Px, glioma imaging).
3. Total consideration includes cash payments.

17

FY 2026 guidance

Continued growth trajectory

Revenue guidance range: $950M to $970M

- Based on approved products and geographies
- ~25% growth in Precision Medicine revenue
- Full year of RLS revenue
- Further potential upside pending regulatory approvals

R&D guidance range: $200M to $240M

- Increased allocation to therapeutics pipeline
- R&D investment will be guided by clinical data outcomes and milestones


Group revenue
US$M
107
333
517
804
950 - 970
2022
2023
2024
2025
2026

We will continue reinvesting our earnings to position the Company for long-term growth

Telix

Based on expected global and domestic economic conditions and subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially. See Disclaimer for more information.

18

Precision Medicine update Kevin Richardson Precision Medicine, CEO

Precision Medicine portfolio delivered 22% YoY growth Gozellix reimbursement from Q4 2025 drives stronger sequential growth 25% 131 136 141 146 151 156 161 166 Q4, 24 Q1, 25 Q2, 25 Q3, 25 Q4, 25 155 161 154 150 139 Q3 2025Q4 2024 Q1 2025 Q2 2025 Q4 2025 1% 3% 8% 4% Gozellix PSMA global imaging sales US$M Illuccix TPT1 expiry (June 30, 2025) Gozellix TPT effective (October 1, 2025) 1. Transitional Pass-Through Payment. 20 Illuccix

The future of prostate imaging What it takes to win in a maturing market Telix is committed to innovation and best-in-class service Clinical attributes Customer needs Supply chain and delivery Technological change Current landscape Barriers for new entrants • SoC offers high inter-reader agreement, image quality, detection at low PSA levels1 • Established and efficient clinical workflows • Current products widely utilized and proven across all indications • Throughput is fundamental to success (fast scan time, same day imaging) • Reimbursement / multi-product offerings • Contract-based market • Requires significant commercial and compliance infrastructure (= $$$) • Flexible and reliable dose production • Established high-service standards through nuclear pharmacy networks • No proven supply chain for "exotic" isotopes • Limited financial or efficiency incentive for production sites to take on new products • Camera technology / sensitivity • Indication expansion underway • Investment required to follow indication expansion 1. Refers to accurate detection of clinically significant disease at low prostate-specific antigen (PSA) levels <0.2ng/mL. SoC = Standard of Care. 21

Precision medicine near-term growth strategy

PSMA portfolio provides platform for growth, with potential upside from new product launches

Gozellix
kit for the preparation of gallium Ga 68 gozetotide injection

- **Successful launch (U.S.)**
- **Encouraging launch trajectory** with early update demonstrating robust market demand
- **BiPASS™,** Phase 3 study launched to support significant market expansion for Illuccix and Gozellix illuccix®
(kit for the preparation of gallium Ga 68 gozetotide Injection)

- **Commercially available in 17 countries**[1]
- **Positive Phase 3 registration study in China**, New Drug Application (NDA) accepted[2]
- **Phase 3 registration study in Japan** is currently dosing patients[3]

Zircaix[8]
(zirconium Zr 89 girentuximab senvedoxam-crdi)

- Type A meetings completed with **FDA[4] alignment achieved** on key resubmission items
- **ZIRCON-X** study showed Zircaix imaging has meaningful impact on clinical decisions[5]

Pixclara[8]
(floretyrosine F 18)

- **MAA[6] filed for TLX101-Px Europe** with the FDA submission to follow
- In a survey of 100 physicians (U.S.), **~70% indicated they are ready to prescribe Pixclara** upon FDA approval[7]

Regulatory submission focus on Pixclara and Zircaix in the U.S. to pave way for 2026 launches

Telix Precision Medicine

1. UK, France, Germany, Spain, Portugal, Belgium, Luxembourg, Netherlands, Denmark, Sweden, Finland, Norway, Australia, New Zealand, Brazil, U.S. and Canada. 2. Chinese National Medical Products Administration (NMPA) Center for Drug Evaluation (CDE) accepted the filing of a NDA, Telix ASX disclosure January 20, 2026. 3. Telix ASX disclosure January 26, 2026. 4. FDA = Food and Drug Administration. 5. ClinicalTrials.gov ID: NCT03849118 6. Telix ASX disclosure February 18, 2026, MAA = Marketing Authorization Application. 7. Shoreline Research, Awareness trial and utilization report, Jan, 2026. 8. Brand names subject to final regulatory approval.

22

2027 2028 2029 2030 2031 Precision Medicine business Growth sensitivity analysis (USD) 20% CAGR 30% CAGR 40% CAGR Financial impact 5-year outlook: Building on BiPASS, Pixclara, Zircaix (+…+) $5.2B $3.6B $2.4B ~$1B (2026) Growth potential Not intended as a forecast or guidance, subject to change due to market conditions and regulatory approvals. 23

Therapeutics update and outlook Dr. Christian Behrenbruch Managing Director and Group CEO

Value creation fundamentals 25 Adding strategic value and supporting the delivery of our therapeutic pipeline = patient outcomes Specialist development and manufacturing to ensure patient outcomes End-to-end capabilities enable knowledge creation and efficiency in R&D Profitable commercial business provides de-risked platform for growth Commercial capabilities and market-leading multi- product imaging strategy Focused investment to drive pipeline and indication expansion Maximizing potential of targeted radiation therapy across the patient journey

Potential $32B market opportunity

Long-term growth potential across our Precision Medicine and Therapeutics pipeline



US$B
U.S. Oncology market potential by disease area
Total market opportunity
~$32B
Precision Medicine
Therapeutics
~15
~7
~8
~8
~1
~7
~5
~1
~4
~2
~2
~9
~23
Prostate (PSMA)
Kidney
Brain
Bladder
Musculoskeletal
Total market opportunity

Sources: Prostate (PSMA): Datamonitor Cancer Patient-Based Forecast and Management Internal Estimates.
Kidney: Datamonitor Renal Cell Carcinoma patient-based forecast model and Management Internal Estimates.
Brain: Datamonitor Glioblastoma patient-based forecast model, and Management Internal Estimates.
Leptomeningeal disease (Brain): Nguyen, A.; Nguyen, A.;Dada, O.T.; Desai, P.D.; Ricci, J.C.;Godbole, N.B.; Pierre, K.;Lucke-Wold, B. Leptomeningeal Metastasis: A Review of the Pathophysiology, Diagnostic, and Therapeutic Landscape. Curr. Oncol. 2023.
Bladder: Datamonitor Bladder Cancer 2024.
Musculoskeletal: Lowery, Caitlin D., et al. "Olaratumab Exerts Antitumor Activity in Preclinical Models of Pediatric Bone and Soft Tissue Tumors." Clinical Cancer Research, vol. 24, no. 4, Feb. 2018, pp. 847-857. American Association for Cancer Research. Estimates updated Dec, 2025.

Telix Therapeutics

26

Therapeutics pipeline: Late-stage and "next-generation" assets

Building a leadership position in urologic and neurologic oncology

	Therapeutic	Vector	Isotope	Target	Precision Medicine Imaging Agent
Urologic oncology	TLX591-Tx	mAb	^{177}Lu	PSMA	Illuccix®/Gozellix®
	TLX250-Tx	mAb	^{177}Lu	CAIX	Zircaix®
	TLX592-Tx	mAb	^{225}Ac (α)	PSMA	Illuccix®/Gozellix®
	TLX090-Tx	SM	^{153}Sm	Bone mets	Illuccix®/Gozellix®
	TLX252-Tx	mAb	^{225}Ac (α)	CAIX	Zircaix®
Neurologic oncology	TLX101-Tx	SM	^{131}I	LAT1	Pixclara®
	TLX102-Tx	SM	^{211}At (α)	LAT1	Pixclara®
Other tumors	TLX66-Tx	mAb	^{90}Y	CD66	Scintimun®
	TLX400-Tx	SM	^{177}Lu	FAP	R&D stage
	TLX300-Tx	mAb	Undisclosed	PDGFRα	R&D stage

PSMA: Prostate-specific membrane antigen.
CAIX: Carbonic anhydrase IX.
LAT1: L-Type amino acid transporter 1.
CD66: Cluster of differentiation 66.
PDGFRα: Platelet-derived growth factor receptor alpha.
mAb: Monoclonal antibody.

SM: Small molecule.
FAP: Fibroblast activation protein.

TLX250-Tx is Phase 3 study in Australia, phase 2a study in US/EU. ClinicalTrials.gov ID NCT07197580.

Telix Therapeutics

27

Clinical highlights

Phase 3	Phase 2/3	Phase 2/3	Phase 1
ProstACT™ Global	IPAX BrIGHT	LUTEON	Solace
TLX591-Tx, first-in-class rADC for mCRPC	**TLX101-Tx, potential first radiotherapy in recurrent GBM**	**TLX250-Tx, first-in-class rADC for advanced or metastatic ccRCC**	**TLX090-Tx, novel treatment for bone pain in patients with osteoblastic lesions**
Part 1 lead in safety, dosimetry, data readout[1] **Part 2** (randomized treatment expansion), **currently dosing patients (ex-U.S.)**[2], interim analysis	**Part 1** (dose optimization), enrolling patients[3] **Part 2**, primary endpoint: OS **ODD** in U.S. and Europe **EAP** in Europe (Netherlands, Austria and Germany) **IPAX-2**: Phase 1 trial, newly diagnosed patients – data in 2026	**Part 1** (dose optimization), currently activating clinical trial sites in Australia. Primary endpoints: safety, RP3D[4] **IND and CTA submissions in 2026 (US/EU)** **Part 2** primary endpoint: mPFS	**Part 1** (dose escalation), currently dosing patients (U.S.) Primary endpoints: safety, dosimetry[5] **Part 2** (dose selection). Primary endpoint: optimal dose (safety, pain score)

rADC = radio antibody-drug conjugate, mCRPC = metastatic Castration-Resistant Prostate Cancer, GBM = Glioblastoma, OS = Overall survival, ODD = Orphan drug designation, EAP = Expanded access program, ccRCC = clear cell Renal Cell Carcinoma, RP3D = recommended phase 3 dose, IND = Investigational new drug, CTA = Clinical trial application, mPFS = median progression free survival, SoC = Standard of care.

Telix Therapeutics

1. ClinicalTrials.gov ID: NCT06520345. 2. The patient was dosed at the Australian Prostate Centre (APC) in Melbourne, Australia. The study is approved to commence in China, Japan, Singapore, South Korea, Türkiye and the United Kingdom. Japanese regulator Pharmaceuticals and Medical Devices Agency (PMDA) has granted approval for a Japan-specific Part 1 in nine patients, prior to commencing Part 2. Telix ASX disclosure December 8, 2025. 3. ClinicalTrials.gov ID: NCT07100730. 4. ClinicalTrials.gov ID: NCT05663710. 5. ClinicalTrials.gov ID: NCT07197645.

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TLX591-Tx: A novel first-in-class rADC in 1L/2L mCRPC

Phase 3 trial: Part 1 data readout, Part 2 dosing underway in patients outside U.S.[1]

Differentiation

- High internalization, retention and selectivity for tumors expressing[2-4]
- Patient friendly dosing regimen (two-dose, two weeks apart)[2,5]
- Limited off target side effects: renal toxicity, dry mouth, dry eye, ganglia irritation[6-8]

Prostate cancer is the second-leading cause of cancer death in American men and is the most common cancer in men in the U.S.[9]

Clinical data

- Safety and tolerability profile reported[7]
- Dosimetry data reported[3,7-8]
- rPFS of 8.8months[7]
- mOS of 42.3 months in heavily pre-treated 2L+ mCRPC patients[4]

ProstACT SELECT study is currently in the final stages of preparation for publication

Phase 3 program ProstACT™ Global

In combination with SoC (abiraterone, enzalutamide, docetaxel)

Part 1 (n=30) complete

- Primary/secondary endpoints: safety and dosimetry

Part 1 aim: Establish **safety and dosimetry** profile in combinations, safety profile consistent with prior studies

Part 2 (n=490) treatment expansion

- Primary endpoint: rPFS
- Currently dosing patients ex U.S.

Telix Therapeutics

1. Telix ASX disclosure December 8, 2025. 2. Sun M, et al. Curr Oncol Rep. 2021. 3. Data on file. 4. Tagawa ST, et al. Cancer. 2019. 5. Sartor O, et al. Presented at: American Society of Clinical Oncology Annual Meeting, May 31 – June 4, 2024. 6. Sun M, Niaz MJ, Niaz MO, Tagawa ST. Curr Oncol Rep. 2021. 7. Telix ASX disclosure May 31, 2024. ProstACT SELECT data on file, final Clinical Study Report December 2025. 8. Lenzo N, et al. J Nucl Med. 2024. Abstract 241503. 9. American Cancer Society.

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Glioblastoma patient Patient representative scans – individual results may vary. Before After Prostate cancer patient Renal cell cancer patient -/-/- Breast cancer patient Before AfterBefore After Before After Our R&D investment impact = delivering patient outcomes See It. Treat It. 30

A catalyst rich 2026

Select milestones for Therapeutics candidates

- **TLX591-Tx** for mCRPC, ProstACT Global
  - **Part 1 data readout**
  - Part 2 international site expansion, interim analysis[1]
- **TLX250-Tx** for ccRCC, LUTEON, site activations
- **TLX101-Tx** for recurrent GBM, IPAX BrIGHT, patient enrollment, IPAX 2- data readout MTD (Max tolerated dose)
- **TLX090-Tx** for metastatic bone pain, SOLACE, enrollment completion
- **TLX592-Tx** for mCRPC, AlphaPRO, patient dosing
- **TLX102-Tx** for recurrent GBM and leptomeningeal disease, trial commencement
- **TLX252-Tx** for ccRCC and other CAIX-expressing tumors, trial commencement
- **TLX400-Tx** recommencement of clinical activity

Select milestones for Precision Medicine candidates

- **Pixclara NDA resubmission (U.S.)**
- **Zircaix BLA resubmission (U.S.)**
- **Illuccix, Gozellix** BiPASS enrollment completion
- **Illuccix** Japan trial, enrollment completion
- **Illuccix** China, regulatory approval/launch
- **TLX593-Px (AlFluor™)** trial commencement

Select milestones for Telix Manufacturing Solutions

- **Key RLS sites:** commence **cyclotron** installations EU (Brussels) and Japan (Yokohama) cyclotrons in production
- **50 ARTMS QIS installations** globally

Telix

BLA = Biologics license application, QIS = QUANTM irradiation system, a cyclotron-based isotope production system.
Near-term milestones highlighted.
1. Protocol ^{177}Lu-TLX591-203.

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Q&A